Securities and Exchange Commission
                                 Washington, D. C. 20549

                                       Schedule 13G
                        Under the Securities Exchange Act of 1934
                                    (Amendment No. 1)

                               MGIC Investment Corporation
                                       Common Stock
                                  CUSIP Number 552848103

Date of Event Which Requires Filing of this Statement:     December 31, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ X   ]Rule 13d-1(b)
       [     ]Rule 13d-1(c)
       [     ]Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 552848103

       1)   Name of reporting person:
                Legg Mason Funds Management, Inc.
            Tax Identification No.:
                 52-2268681

       2)   Check the appropriate box if a member of a group:
              a)     x
              b)     n/a

       3)   SEC use only

       4)   Place of organization:
              Maryland

Number of shares beneficially owned by each reporting person with:
       5)     Sole voting power:          - 0 -
       6)     Shared voting power:        11,301,255
       7)     Sole dispositive power:     - 0 -
       8)     Shared dispositive power:   11,301,255

       9)     Aggregate amount beneficially owned by each reporting person:
              11,301,255

       10)    Check if the aggregate amount in row (9) excludes certain shares:
              n/a

       11)    Percent of class represented by amount in row (9):
              11.68%

       12)    Type of reporting person:
              IA, CO

CUSIP No. 552848103

       1)   Name of reporting person:
                Legg Mason Capital Management, Inc.
             Tax Identification No.:
                 52-1268629

       2)   Check the appropriate box if a member of a group:
              a)     x
              b)     n/a

       3)    SEC use only

       4)     Place of organization:
              Maryland

Number of shares beneficially owned by each reporting person with:
       5)     Sole voting power:          - 0 -
       6)     Shared voting power:        4,573,000
       7)     Sole dispositive power:     - 0 -
       8)     Shared dispositive power:   4,573,000

       9)     Aggregate amount beneficially owned by each reporting person:
              4,573,000

       10)    Check if the aggregate amount in row (9) excludes certain shares:
              n/a

       11)    Percent of class represented by amount in row (9):
              4.73%

       12)    Type of reporting person:
              IA, CO

CUSIP No. 552848103

          1) Name of reporting person:
                Legg Mason Value Trust, Inc.
              Tax Identification No.:
                52-1250327

         2) Check the appropriate box if a member of a group:
              a)   n/a
              b)   n/a

         3) SEC use only

         4) Place of organization:
                   Maryland

Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:           - 0 -
         6)  Shared voting power:         7,600,000
         7)  Sole dispositive power       - 0 -
         8)  Shared dispositive power:    7,600,000

         9) Aggregate amount beneficially owned by each reporting person:
                  7,600,000
        10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

        11) Percent of class represented by amount in row (9):
                  7.85%

        12) Type of reporting person:
                  IV, CO
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       Item 1a)    Name of issuer:
                     MGIC Investment Corporation

       Item 1b)    Address of issuer's principal executive offices:
                     250 E. Kilbourn Avenue
                     Milwaukee, WI  53202

       Item 2a)    Name of person filing:
                     Legg Mason Funds Management, Inc.
                     Legg Mason Capital Management, Inc.

       Item 2b)    Address of  principal business office:
                     100 Light Street
                     Baltimore, MD  21202

       Item 2c)    Citizenship:
                     Legg Mason Funds Management, Inc.
                            Maryland corporation
                     Legg Mason Capital Management, Inc.
                            Maryland corporation

       Item 2d)    Title of class of securities:
                     Common Stock

       Item 2e)    CUSIP number:     552848103

       Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                    or 13d-2(b), check whether the person filing is a:
       (a)[ ] Broker or dealer under Section 15 of the Act.
       (b)[ ] Bank as defined in Section 3(a)(6) of the Act.
       (c)[ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
       (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
       (f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h)[X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

       Item 4)    Ownership:

       (a)     Amount beneficially owned:          15,874,380

       (b)     Percent of Class:  16.40%

       (c)     Number of shares as to which such person has:
              (i)     sole power to vote or to direct the vote:
                            -  0 -
              (ii)    shared power to vote or to direct the vote:
                            15,874,380
              (iii)   sole power to dispose or to direct the disposition of:
                            - 0 -
              (iv)   shared power to dispose or to direct the disposition of:
                            15,874,380

       Item 5)    Ownership of Five Percent or less of a class:
                     n/a

       Item 6) Ownership of more than Five Percent on behalf of another person:

              Various accounts managed by the investment advisers identified in
              Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

              The interest of one account, Legg Mason Value Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Funds Management, Inc., amounted to 7,600,000 shares or 7.85% of the total shares outstanding.

       Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                     n/a

       Item 8)    Identification and classification of members of the group:
                     Legg Mason Funds Management, Inc.-investment adviser Legg Mason Capital Management, Inc.-investment adviser

       Item 9)    Notice of dissolution of group:
                     n/a

       Item 10)   Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       --------------------------------
       Date - February 14, 2005

       Legg Mason Funds Management, Inc.


       By___________________________________________
           Jennifer Murphy, Senior Vice President

       Legg Mason Capital Management, Inc.


       By___________________________________________
           Andrew J. Bowden, Senior Vice President


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
       This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

       Legg Mason Funds Management, Inc.


       By__________________________________________________
              Jennifer Murphy, Senior Vice President

       Legg Mason Capital Management, Inc.


       By__________________________________________________
              Andrew J. Bowden, Senior Vice President

       Legg Mason Value Trust, Inc.


       By___________________________________________________
              Gregory T. Merz, Vice President